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Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

April 1, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Daniel Greenspan, Division of Investment Management

Re:	E*TRADE Trust (the “Trust”)

(File Nos. 333-283849; 811-24035)

Dear Mr. Greenspan:

Thank you for your comments regarding Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A relating to five initial series of the Trust: E*TRADE No Fee International Index Fund, E*TRADE No Fee Large Cap Index Fund, E*TRADE No Fee Municipal Bond Index Fund, E*TRADE No Fee Total Market Index Fund and E*TRADE No Fee U.S. Bond Index Fund (each, a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on February 25 , 2025.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 1, 2025. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the initial registration statement.

PROSPECTUS COMMENTS

General

Comment 1.	With respect to Response 4 in the prior response letter, please update each Fund’s name to include “No Management Fee”. Notwithstanding Response 4, the staff believes that “No Fee” suggests something that the Funds are not.

Response 1.      The disclosure has been revised in the Amendment as follows (deletions denoted in bold and ~~strikethrough~~):

The Fund’s management agreement (“Agreement”) was approved for an initial two-year period and continues for successive one year periods, only if each renewal is specifically approved by E*TRADE Trust’s (the “Trust”) Board of Trustees in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”), including the affirmative votes of a majority of the Trustees who are not parties to the agreement or “interested persons” (as defined in the 1940 Act) of any such party at a meeting called for the purpose of considering such approval. The Agreement provides that the Fund’s “Adviser,” Morgan Stanley Investment Management Inc., will pay all expenses of the Fund (including expenses of the Trust relating to the Fund), except for ~~the brokerage expenses, acquired fund fees and expenses, taxes, interest,~~ litigation expenses~~,~~ and other extraordinary expenses~~, including the costs of proxies,~~ not incurred in the ordinary course of the Fund’s business.

Comment 2.	In Response 10 in the prior response letter, the 80% policy set forth for E*TRADE No Fee Municipal Bond Index Fund states that “[t]he Fund generally invests at least 80% of its assets (plus any borrowings for investment purposes) in securities or other financial instruments that are components of or have economic characteristics similar to the securities or instruments in the Underlying Index.” Please supplementally explain why the term “generally” is used to qualify the Funds 80% policy. Alternatively, please remove “generally” from the 80% policy. Please also confirm that this is intended to be a Rule 35d-1 80% policy.

Response 2.             We confirm that the below policy is a Rule 35d-1 80% policy. In addition, the disclosure has been revised in the Amendment as follows (additions denoted in bold and underline and deletions in bold and ~~strikethrough~~):

Under normal circumstances, ~~T~~the Fund ~~generally~~ invests at least 80% of its assets (plus any borrowings for investment purposes) in securities or other financial instruments that are components of or have economic characteristics similar to the securities or instruments in the Underlying Index.

Comment 3.	With respect to Response 18 in the prior response letter, please include the number of components in each Index in the Funds’ disclosure.

Response 3.             The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai __

Allison Fumai

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